Exhibit 12.1

Universal City Development Partners, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2008	2007	2006
Earnings
Net income	$75,740	$91,888	$41,960
(Income) loss from joint ventures	(2,673)	(1,724)	711
Fixed charges	109,610	110,435	111,362
Amortization of capitalized interest	6,745	6,929	6,799
Distributions from joint ventures	3,691	3,681	164
Capitalized interest	(6,020)	(1,848)	(817)

Earnings before fixed charges	$187,093	$209,361	$160,179

Fixed Charges
Net interest expense	$102,669	$107,906	$109,733
Capitalized interest	6,020	1,848	817
Interest implicit in rentals	921	681	812

Total fixed charges	$109,610	$110,435	$111,362

Ratio of earnings to fixed charges	1.7	1.9	1.4